Betafox Corp.
                       8 Nicou Georgiou, block 1, app 201
                              Nicosia, 1095 Cyprus

September 15, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention: Pamela A. Long

Re: Betafox Corp.
    Registration Statement on Form S-1
    Filed August 8, 2014
    File No. 333-197968

Dear Ms. Long:

I write on behalf of Betafox Corp., (the "Company") in response to Staff's letter of September 4, 2014, by Pamela A. Long, Assistant Director, of the United States Securities and Exchange Commission (the "Commission") regarding the above-referenced Registration Statement on Form S-1, filed September 4, 2014, (the Comment Letter").

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

GENERAL

1. DISCLOSURES INDICATE THAT (I) YOU ARE A SHELL AND ALSO A DEVELOPMENT STAGE COMPANY WITH NOMINAL OPERATIONS SINCE YOUR FORMATION IN SEPTEMBER 2013,
     (II) YOU HAVE GENERATED NO REVENUES TO DATE, AND THAT YOU NEED A MINIMUM OF $25,000 TO IMPLEMENT YOUR PLAN OF OPERATIONS FOR THE NEXT 12 MONTHS, (III) YOU HAVE NO ARRANGEMENTS FOR ADDITIONAL FINANCING, AND (IV) YOU EXPECT SIGNIFICANT LOSSES INTO THE FORESEEABLE FUTURE. THESE AND OTHER FACTS SUGGEST THAT YOUR PROPOSED BUSINESS IS COMMENSURATE IN SCOPE WITH THE UNCERTAINTY ORDINARILY ASSOCIATED WITH A BLANK CHECK COMPANY AND THAT THIS OFFERING SHOULD COMPLY WITH RULE 419 OF REGULATION C UNDER THE SECURITIES ACT. PLEASE REVISE THE REGISTRATION STATEMENT TO COMPLY WITH RULE 419 OR OTHERWISE PLEASE PROVIDE US WITH A DETAILED LEGAL ANALYSIS WHICH EXPLAINS WHY RULE 419 DOES NOT APPLY TO THIS OFFERING.

In response to this comment, the Company is not a "blank check company" as defined by Rule 419 of the Securities Act of 1933, as amended (the "Securities Act"), and therefore the Registration Statement need not comply with the requirements of Rule 419. As explained in detail in the Registration Statement, the purpose of the Company is to manufacture and sell colored flame candles. The Company has no plans or intentions to merge with any other entity.

Rule 419, promulgated pursuant to the Securities Act, states, in relevant part, that:

     . . . the term "blank check company" shall mean a company that:

     * Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and
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     *    Is  issuing  "penny  stock,"  as  defined  in Rule  3a51-1  under  the
          Securities Exchange Act of 1934. . . .

By its terms, "Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. . . ." Harold S.
Bloomenthal, SECURITIES LAW HANDBOOK vol. 1 457 (2001). The Commission has given specific guidance that, "Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." Securities Act Release No. 33-6932.

In several places of the Company's Registration Statement, the Company stated its specific business plan. The Company purchased an AZS-B candle making machine, signed a lease agreement to house the manufacturing process, and is in the process of negotiating with suppliers for raw materials, and establishing sales agreements to sell finished goods. Other facets of the Company's business plan and purpose is set forth in the Registration Statement.

Because the Company (i) has a business plan to manufacture and sell colored flame candles based on a plan developed by the Company and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is not a blank check company within the meaning of Rule 419.

Furthermore, the Company believes it would be misleading to inform prospective investors that it intends to acquire some other business or company, when it has no intention to do so. And pragmatically, complying with Rule 419 would render the Registration Statement completely incoherent in light of the detailed business plan, risk factors, and other information disclosed throughout.

2. WE NOTE YOUR DISCLOSURE THAT YOU QUALIFY AS AN "EMERGING GROWTH COMPANY" AS DEFINED IN THE JUMPSTART OUR BUSINESS STARTUPS ACT. PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, WILL PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS.

In response to this comment, there are no written communications responsive to this request.

REGISTRATION STATEMENT'S FACING PAGE

3. MR. SCOTT OLSON HAS ADVISED US THAT HE IS NOT ACTING AS YOUR OUTSIDE COUNSEL AND IS NOT ASSOCIATED WITH THIS REGISTRATION STATEMENT IN ANY CAPACITY. PLEASE REMOVE MR. OLSON'S NAME AND CONTACT INFORMATION FROM THE REGISTRATION STATEMENT'S FACING PAGE.

In response to this comment, the Company removed Mr. Olson's name and contact information from the amended registration statement and replaced it with Clark Corporate Law Group LLP, the Company's special securities counsel.

4. AS THIS OFFERING IS BEING CONDUCTED ON A CONTINUOUS BASIS, PLEASE CHECK THE RULE 415 BOX ON THE REGISTRATION STATEMENT FACING PAGE.

In response to this comment, the Company checked the Rule 415 box in the amended registration statement.

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PROSPECTUS' OUTSIDE FRONT COVER PAGE

5. REVISE THE CAPTION AT THE TOP OF THE PROSPECTUS' OUTSIDE FRONT COVER PAGE TO STATE THAT YOU ARE OFFERING 10 MILLION SHARES OF COMMON STOCK AND NOT 75 MILLION SHARES. PLEASE ADDRESS THIS COMMENT ALSO WITH RESPECT TO THE "DURATION OF THE OFFERING" DISCLOSURE ON PAGE 4.

In response to this comment, the Company revised the amended registration statement to state the offering of 10,000,000 shares, and not 75,000,000 shares.

6. LIMIT THE PROSPECTUS' OUTSIDE FRONT COVER PAGE TO ONE PAGE BY REMOVING INFORMATION NOT REQUIRED BY ITEM 501 OF REGULATION S-K OR NOT KEY TO AN INVESTMENT DECISION.

In response to this comment, the Company limited the outside front cover page to one page in the amended registration statement by removing information not required by Item 501 of Regulation S-K.

7. WITH RESPECT TO THE AGGREGATE PROCEEDS OF THE OFFERING, PLEASE REVISE TO ALSO DISCLOSE THE ANTICIPATED NET PROCEEDS FROM THE OFFERING ASSUMING THE SALE OF 25%, 50% AND 75% OF THE SHARES THAT YOU ARE OFFERING. REFER TO ITEM 501(B)(3) OF REGULATION S-K.

In response to this comment, the Company the revised the outside front cover page to include the net proceeds from the offering assuming the sale of 25%, 50%, 75% and 100% of the shares.

8. PLEASE CONFORM THE LANGUAGE REGARDING THE "SUBJECT TO COMPLETION" LEGEND TO THE REQUIREMENTS OF ITEM 501(B)(10) OF REGULATION S-K. IN THIS REGARD, WE NOTE THAT THE PHRASE "HAS BEEN CLEARED OF COMMENTS AND" IN THE LAST PARAGRAPH SHOULD BE REMOVED.

In response to this comment, the Company revised the Item 501(b)(10) legend to conform to the rule.

RISK FACTORS, PAGE 5

WE HAVE A SOLE DIRECTOR AND OFFICER, PAGE 6

CANDLE PRODUCING COMPANIES CONSIST OF MOSTLY NON-PUBLIC COMPANIES, PAGE 6

9. PLEASE REVISE THE HEADINGS OF THESE TWO RISK FACTORS TO DESCRIBE SUCCINCTLY THE RISKS RESULTING FROM THE FACTS OR UNCERTAINTIES. SEE ITEM 503(C) OF REGULATION S-K. IN ADDITION, PLEASE REVISE YOUR DISCLOSURE TO PROVIDE AN OBJECTIVE CRITERIA FOR STATEMENTS SUCH AS "CANDLE PRODUCING COMPANIES CONSIST OF MOSTLY NON-PUBLIC COMPANIES" BY PROVIDING THE BASIS UPON WHICH YOU ARE RELYING TO MAKE THIS STATEMENT.

In response to this comment, the Company removed the risk factor pertaining to candle companies consisting of non-public companies. The Company also revised the risk factor pertaining to the Company having a sole officer and director to improve the heading description and the language in the body of the risk factor.

BECAUSE OUR SOLE OFFICER AND DIRECTOR OWN 100% OF THE COMPANY'S SHARES AND WILL OWN 44% OF THE COMPANY'S OUTSTANDING SHARES..., PAGE 9

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10.  REVISE THE CAPTION OR HEADING AND THE FIRST SENTENCE OF THIS RISK FACTOR TO
     STATE THAT YOUR SOLE OFFICER AND DIRECTOR WILL OWN 37.5% OF YOUR COMMON STOCK IF 100% OF THE 10 MILLION REGISTERED SHARES ARE SOLD. SIMILARLY, REVISE THE FIRST SENTENCE OF THIS RISK FACTOR TO STATE THAT YOUR SOLE OFFICER AND DIRECTOR WILL OWN 44.4% OF YOUR COMMON STOCK IF 75% OF THE 10 MILLION REGISTERED SHARES ARE SOLD, 54.5% OF YOUR COMMON STOCK IF 50% OF
     THE 10 MILLION REGISTERED SHARES ARE SOLD, AND 75% OF YOUR COMMON STOCK IF 25% OF THE 10 MILLION REGISTERED SHARES ARE SOLD.

In response to this comment, the Company revised the risk factor to include the correct percentages.

BECAUSE OUR CURRENT PRESIDENT AND EXECUTIVE OFFICER DEVOTE LIMITED AMOUNT OF TIME TO THE COMPANY..., PAGE 10

11. YOU DISCLOSE HERE THAT YOUR CEO DEVOTES APPROXIMATELY 20 HOURS PER WEEK TO THE COMPANY'S BUSINESS, WHILE ON PAGE THREE OF THE REGISTRATION STATEMENT YOU DISCLOSE THAT HE DEVOTES 30% OF HIS TIME AND ON PAGE 33 YOU STATE THAT HE WILL DEVOTE 50% OF HIS BUSINESS TIME TO THE COMPANY'S OPERATIONS. PLEASE RECONCILE ALL OF YOUR DISCLOSURES FOR CONSISTENCY.

In response to this comment, the Company reconciled the figures. The Company's CEO, Giorgos Kallides will devote approximately 20 hours a week to our business operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 15

12. DISCLOSURE THAT YOUR SOLE OFFICER AND DIRECTOR, MR. GIORGOS KALLIDES, HAS VERBALLY AGREED TO LEND FUNDS TO PAY FOR THE REGISTRATION PROCESS AND TO IMPLEMENT YOUR BUSINESS PLAN OR TO HELP MAINTAIN A REPORTING STATUS WITH THE COMMISSION IN THE FORM OF A NON-SECURED LOAN FOR THE NEXT 12 MONTHS, IS INCONSISTENT WITH THE TERMS OF THE VERBAL AGREEMENT FILED AS EXHIBIT 10.1 TO THE REGISTRATION STATEMENT. THE TERMS OF THAT AGREEMENT INDICATE THAT MR. KALLIDES HAS VERBALLY AGREED TO LOAN THE COMPANY FUNDS NECESSARY TO COMPLETE THE REGISTRATION PROCESS ONLY. PLEASE RECONCILE THESE DISCLOSURES.

In response to this comment, the Company revised the verbal agreement to reconcile the disclosure. The revised agreement, attached to the amended registration statement as Exhibit 10.4, includes funds necessary to implement the Company's business plan and to help maintain a reporting status with the SEC.

12 MONTH PLAN OF OPERATION, PAGE 16

13. IN THE LAST PARAGRAPH ON PAGE 16, PLEASE REVISE YOUR DISCLOSURE TO PROVIDE THE BASIS FOR YOUR BELIEF THAT YOU "CAN COLLECT THE NECESSARY AMOUNT OF MONEY DURING THE NEXT 12 MONTHS."

In response to this comment, the Company revised the disclosure to provide as follows: "With the loans that Mr. Kallides has agreed to provide us, we believe we can collect the necessary amount of money during the next 12 months to pay for this offering, assist with the implementation of our business plan and maintain our reporting status with the SEC."

14. YOU STATE THAT YOU HAVE PURCHASED ONE CANDLE MAKING MACHINE WITH THE HELP OF YOUR DIRECTOR WHO LENT YOU THE MONEY. ON PAGE 28 UNDER "EQUIPMENT" YOU DISCLOSE THAT THE COST OF ONE CANDLE MAKING MACHINE IS $6,000 AND IN NOTE 4 TO YOUR FINANCIAL STATEMENTS, YOU DISCLOSE THAT THE TWO LOANS MADE BY THE DIRECTOR WERE FOR A TOTAL AMOUNT OF $3,631, LESS THAN WHAT WAS REQUIRED TO PURCHASE ONE CANDLE MAKING MACHINE. PLEASE ADVISE, OR REVISE YOUR DISCLOSURES TO THE EXTENT NECESSARY TO ADDRESS THIS DISCREPANCY.

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In response to this comment, the Company received loans and sold its common stock to its director to fund the purchase of the candle making machine. The Company clarified the disclosure in the amended registration statement.

SET UP AND TEST CANDLE MAKING MACHINE, PAGE 18

15. PLEASE CONFIRM THAT THE $1,000 COST TO OPERATE THE MACHINE WILL BE FOR A 12 MONTH PERIOD, OR OTHERWISE IDENTIFY THE TIMEFRAME DURING WHICH YOU WILL INCUR THIS COST.

In response to this comment, the Company revised the disclosure in the amended registration statement to indicate that it will cost $1,000 to operate one candle machine for a year.

MACHINES FOR CANDLE PRODUCTION, PAGE 21

16. IN THE SECOND PARAGRAPH YOU STATE THAT YOU WILL START EXPANSION IN EUROPEAN COUNTRIES, SUCH AS POLAND, ITALY, UKRAINE AND RUSSIA. PLEASE TELL US WHY YOU HAVE SELECTED THESE COUNTRIES AS PART OF YOUR EXPANSION PLANS AND HOW YOU INTEND TO PENETRATE THESE MARKETS.

In response to this comment, the Company selected these countries because they have retail outlets that the Company plans to pursue contracts with. The Company also picked these venues because of their well-developed tourism industries for souvenir products, like the Company's candles.

MARKETING, PAGE 22

17. PLEASE REVISE THE ESTIMATED COST OF MARKETING EXPENSES TO REFLECT THE TOTAL COST OF $37,400 RATHER THAN $23,800, WHICH APPEARS TO REFLECT THE ESTIMATED MARKETING COSTS IN THE EVENT THAT YOU SELL 75% OF THE SHARES.

In response to this comment, the Company revised the estimated marketing expenses if 100% of the offering is sold to $37,400 instead of $23,800.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 24

18. WE NOTE THE DISCLOSURE THAT YOU ARE HIGHLY DEPENDENT UPON THE SUCCESS OF THE PRIVATE OFFERINGS OF EQUITY OR DEBT SECURITIES, "AS DESCRIBED HEREIN." DELETE THE PHRASE "AS DESCRIBED HEREIN." TO THE EXTENT THAT YOU ARE CURRENTLY CONDUCTING A PRIVATE OFFERING OR HAVE ENTERED INTO AN AGREEMENT OR ARRANGEMENT TO CONDUCT SUCH AN OFFERING, PLEASE DISCLOSE.

In response to this comment, the Company deleted the phrase "as described herein" and clarified that it is not conducting any private offerings, nor has it entered into any agreement or arrangement to conduct a private offering.

DESCRIPTION OF BUSINESS, PAGE 26

19. WE NOTE THE DISCLOSURE RELATING TO THE PARTNERS READY TO COOPERATE WITH YOU. ADVISE WHETHER YOU HAVE AN AGREEMENT WITH EACH IDENTIFIED PARTNER, AND, IF SO, PLEASE DISCLOSE THE MATERIAL TERMS OF THESE AGREEMENTS AND ADVISE AS TO WHAT CONSIDERATION YOU HAVE GIVEN TO FILING THE AGREEMENT WITH EACH IDENTIFIED PARTNER AS AN EXHIBIT TO THE REGISTRATION STATEMENT. SEE

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     ITEM 601(B)(10) OF REGULATION S-K. ADDITIONALLY, IF NO AGREEMENTS HAVE BEEN
     ENTERED INTO, PLEASE REVISE YOUR DISCLOSURE TO FURTHER EXPAND ON THE INTENDED MEANING OF "READY TO COOPERATE WITH [YOU]" STATEMENT.

In response to this comment, the Company included the following disclosure concerning these companies: "We do not have any agreements in place with any of these entities. We have merely established contact and informed these companies of our business plan to sell retail outlets our colored flame candles. Although these companies were receptive to our plan, we have yet to negotiate terms and conditions of any future sales once we have products to deliver. There is no assurance, however, that we will ever come to terms with these companies or sell any of our products."

TARGET MARKET, PAGE 27

MARKETS, PAGE 27

MARKETING, PAGE 27

SUPPLIES, PAGE 28

20. MUCH OF THE PRESENTATION THROUGHOUT THESE SUBSECTIONS IS SUBJECTIVE AND DOES NOT PROVIDE THE POTENTIAL INVESTORS WITH AN OBJECTIVE UNDERSTANDING OF THE MARKETS YOU ARE ABOUT TO ENTER. IN THIS REGARD, WE NOTE CONCLUSIVE STATEMENTS SUCH AS "WE HAVE CLIENTS RANGING FROM 20 TO 35 YEARS OF AGE" EVEN THOUGH YOU HAVE NOT YET SOLD ANY OF YOUR PRODUCTS. IN ADDITION, YOU STATE THAT YOU ARE FOCUSING ON CITIES WITH LARGE STUDENT COMMUNITIES, WHILE STUDENTS MAY NOT NECESSARILY COMPRISE A SIGNIFICANT PORTION OF THE BUYING FORCE, OR THAT YOU ARE COUNTING ON HIGH DEMAND FOR YOUR PRODUCTS WITHOUT PROVIDING OBJECTIVE INDUSTRY DATA OF WHAT THE CURRENT MARKET DEMAND FOR YOUR PRODUCTS IS. FURTHERMORE, SOME OF THE DISCLOSURES THROUGHOUT THESE SUBSECTIONS INDICATE OR SUGGEST THAT YOU ARE A FULLY OPERATIONAL COMPANY, EVEN THOUGH CURRENTLY YOU HAVE MINIMAL BUSINESS OPERATIONS, AND HAVE EARNED NO REVENUES. SINCE YOU MUST HAVE A REASONABLE BASIS FOR ANY ASSERTION, BELIEF, OPINION, OR PROJECTION THAT YOU DISCLOSE, PLEASE REVISE YOUR DISCLOSURES AS NECESSARY TO ENSURE THAT YOU CORRECTLY REFLECT THE CURRENT STATUS OF YOUR OPERATIONS AND PROVIDE THE POTENTIAL INVESTORS WITH A CLEAR AND CONCISE UNDERSTANDING OF YOUR BUSINESS.

In response to this comment, the Company revised its disclosures to address the Staff's concerns.

CONTRACTS FOR SALE OF GOODS WITH "HOME AND BEYOND", PAGE 29

21. WE NOTE THAT THE DATE OF THE CONTRACT HERE AS WELL AS IN THE AGREEMENT FILED AS EXHIBIT 10.2 TO THE REGISTRATION STATEMENT STATE IS DECEMBER 1, 2014. PLEASE ADVISE OR OTHERWISE CORRECT THE CONTRACT DATE ACCORDINGLY. IN ADDITION, PLEASE REVISE YOUR DISCLOSURE TO SUMMARIZE THE MATERIAL TERMS OF THE CONTRACT ONLY, RATHER THAN DUPLICATING THE TEXT OF THE ENTIRE CONTRACT IN THE PROSPECTUS (A SIMILAR OBSERVATION IS MADE WITH REGARD TO THE LEASE AGREEMENT DISCLOSED ON PAGE 30). YOUR DISCLOSURE SHOULD ALSO INDICATE THAT NO PARTY UNDER THE AGREEMENT IS OBLIGATED TO PURCHASE OR SELL A CERTAIN MINIMUM NUMBER OF PRODUCTS OR DOLLAR AMOUNT.

In response to this comment, the Company corrected the date of both agreements, which was December 1, 2013. The Company summarized the material terms of both agreements as requested.

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REVENUE, PAGE 31

22. PLEASE DISCLOSE WHETHER THE COST OF SHIPPING, AND ANY IMPORT OR TAX DUTIES WOULD AFFECT THE OVERALL COST OF YOUR PRODUCTS.

In response to this comment, the cost of shipping and any import or tax duties are included in the overall cost of the Company's products.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS, PAGE 33

23. FOR YOUR SOLE DIRECTOR, DISCUSS BRIEFLY THE SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, OR SKILLS THAT LED TO THE CONCLUSION THAT MR. KALLIDES SHOULD SERVE AS A DIRECTOR FOR THE COMPANY IN LIGHT OF THE COMPANY'S BUSINESS AND STRUCTURE. SEE ITEM 401(E)(1) OF REGULATION S-K. IN ADDITION, SINCE MR. KALLIDES DEVOTES ONLY 30% OF HIS TIME TO THE COMPANY'S BUSINESS, PLEASE DISCLOSE WHETHER SINCE 2013 HE WAS ENGAGED WITH ANOTHER BUSINESS OR WAS EMPLOYED BY ANOTHER COMPANY.

In response to this comment, the Company revised its disclosure to explain the experience, qualifications, attributes and skills of Mr. Kallides that led to the conclusion that he should serve as the Company's director. Mr. Kallides is not engaged or employed by anyone other than the Company.

24. TO THE EXTENT MR. KALLIDES MAY BE CONSIDERED A CONTROL PERSON OR A PROMOTER OF THE COMPANY, PLEASE EXPAND YOUR DISCLOSURE TO COMPLY WITH ALL MATERIAL REQUIREMENTS OF SUBPARAGRAPHS (C) AND (D) OF ITEM 404 OF REGULATION S-K.

In response to this comment, the Company revised its disclosures to name Mr. Kallides a control person and promoter of the Company and complied with Item 404 of Regulation S-K.

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING, PAGE 37

25. PLEASE TELL US MORE ABOUT THE MANNER IN WHICH THE SECURITIES WILL BE OFFERED AND HOW INVESTORS WILL LEARN ABOUT THE OFFERING. FOR EXAMPLE, WILL MR. KALLIDES SOLICIT INVESTORS THROUGH DIRECT MAILINGS OR PERSONAL CONTACTS? HOW WILL MR. KALLIDES IDENTIFY THOSE WHO MIGHT HAVE AN INTEREST IN PURCHASING SHARES? PLEASE PROVIDE US COPIES OF ANY MATERIALS THAT MR. KALLIDES INTENDS TO USE.

In response to this comment, the Company revised the disclosure to state that Mr. Kallides plans to offer the Company's shares to friends, family members and business acquaintances using the prospectus and a subscription agreement as the only materials to offer potential investors.

26. PLEASE ADDRESS ANY APPLICABLE REQUIREMENTS OF REGULATION M FOR THIS OFFERING. FOR GUIDANCE YOU MAY WISH TO REFER TO STAFF LEGAL BULLETIN NO. 1 OF THE DIVISION OF MARKET REGULATION AVAILABLE ON THE COMMISSION'S WEBSITE.

In response to this comment, the Company included disclosure of the applicable requirements to Regulation M for the offering.

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LEGAL MATTERS, PAGE 42

27. PLEASE REVISE YOUR DISCLOSURE TO STATE THAT CLARK CORPORATE LAW GROUP, LLP HAS OPINED ON THE VALIDITY OF THE SHARES OF COMMON STOCK BEING OFFERED AND NOT MR. SCOTT OLSON. IN THIS REGARD, WE NOTE THE LEGAL OPINION FILED AS
     EXHIBIT 5.1. PLEASE ALSO DISCLOSE COUNSEL'S ADDRESS AS REQUIRED BY SCHEDULE A TO THE SECURITIES ACT.

In response to this comment, the Company revised the disclosure to state that Clark Corporate Law Group LLP has opined on the validity of the shares being registered. The Company included the law firm's address in the disclosure.

EXHIBIT 5.1

28. PLEASE HAVE COUNSEL REVISED ITS OPINION TO CONSENT TO IT BEING NAMED IN THE REGISTRATION STATEMENT.

In response to this comment, legal counsel updated its opinion to include a consent to being named in the registration statement.

EXHIBIT 23.1

29. PLEASE HAVE YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANT REVISE ITS CONSENT TO INDICATE THAT THE DATE OF INCEPTION IS SEPTEMBER 10, 2013.

In response to this comment, the Company included a revised auditor consent in the amended registration statement.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,


/s/ Giorgos Kallides
----------------------------------
Giorgos Kallides

Enclosure (Acknowledgment by the Company)

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                                  Betafox Corp.
                       8 Nicou Georgiou, block 1, app 201
                            CYP, Nicosia, Cyprus 1095

Via EDGAR

September 15, 2014

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate
Finance 100 F. Street, N.E.
Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re: Betafox Corp.
    Registration Statement on Form S-1
    Filed August 8, 2014
    File No. 333-197968

Dear Ms. Long:

In connection with the Company's response to the United States Securities and Exchange Commission's (the "Commission") comments in a letter dated September 4, 2014 by Pamela A. Long, Assistant Director of the Commission's Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     * The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Betafox Corp.


/s/ Giorgos Kallides
-------------------------------
By: Giorgos Kallides
    Chief Executive Officer